SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 8)*

SAEXPLORATION HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

78636X204

(CUSIP Number)

Eric M. Albert

BlueMountain Capital Management, LLC

280 Park Avenue, 12th Floor

New York, New York 10017

212-905-5647

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 27, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78636X204	Page 2

1	NAMES OF REPORTING PERSONS BlueMountain Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER *see below (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER *see below (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON *see below (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (1)
14	TYPE OF REPORTING PERSON (See instructions) IA

(1)

The percentage set forth in Row 13 of this Cover Page is based on 10,489,755 shares of Common Stock (as defined in Item 1) outstanding, which represents the sum of (i) the 6,612,332 shares of Common Stock outstanding as of August 12, 2020, as reported on Form 10-Q (as defined in Item 5) plus (ii) the 3,877,423 shares of Common Stock into which the Series C Warrants, Series D Warrants, Series E Warrants, Series F Warrants and Convertible Notes (as defined below) held by the BlueMountain Funds (as defined below) are convertible.

CUSIP No. 78636X204	Page 3

BlueMountain Capital Management, LLC (“BMCM”) is the investment manager of each of: (i) Blue Mountain Credit Alternatives Master Fund L.P. (“BMCA”), which is the direct owner of 165,736 shares of Common Stock, 1,585,686 Series C Warrants, 3,239,910 Series D Warrants, 17,310,715 Series E Warrants, 126,829 Series F Warrants and 6.00% Senior Secured Convertible Notes due 2023 (the “Convertible Notes”) in the principal amount of $8,854,000 which are convertible, at the option of the holder, into 1,539,826 shares of Common Stock; (ii) BlueMountain Guadalupe Peak Fund L.P. (“BMGP”), which is the direct owner of 8,011 shares of Common Stock, 76,393 Series C Warrants, 156,099 Series D Warrants and 839,687 Series E Warrants; (iii) BlueMountain Kicking Horse Fund L.P. (“BMKH”), which is the direct owner of 6,100 shares of Common Stock, 58,174 Series C Warrants, 118,862 Series D Warrants, 639,477 Series E Warrants, 4,658 Series F Warrants and Convertible Notes in the principal amount of $325,000 which are convertible, at the option of the holder, into 56,521 shares of Common Stock; (iv) BlueMountain Summit Trading L.P. (“BMST” and, together with BMCA, BMGP and BMKH, the “Partnerships”), which is the direct owner of 15,880 shares of Common Stock, 151,711 Series C Warrants, 309,981 Series D Warrants, 1,661,446 Series E Warrants, 12,136 Series F Warrants and Convertible Notes in the principal amount of $847,000 which are convertible, at the option of the holder, into 147,304 shares of Common Stock; (v) BlueMountain Timberline Ltd. (“BMT”), which is the direct owner of 7,742 shares of Common Stock, 91,815 Series C Warrants, 187,597 Series D Warrants and 1,007,027 Series E Warrants; and (vi) BlueMountain Montenvers Master Fund SCA SICAV-SIF (“BMM” and, together with the Partnerships and BMT, the “BlueMountain Funds”), which is the direct owner of 36,963 shares of Common Stock, 353,634 Series C Warrants, 722,542 Series D Warrants, 3,860,770 Series E Warrants, 28,278 Series F Warrants and Convertible Notes in the principal amount of $1,974,000 which are convertible, at the option of the holder, into 343,304 shares of Common Stock. BMCM, although it directs the voting and disposition of the securities held by the BlueMountain Funds, only receives an asset-based fee relating to the securities held by the BlueMountain Funds.

Blue Mountain CA Master Fund GP, Ltd. (“BMCA GP”) is the general partner of BMCA and has an indirect profits interest in the securities beneficially owned by BMCA; (ii) BlueMountain Summit Opportunities GP II, LLC (“BMST GP”) is the general partner of BMST and has an indirect profits interest in the securities beneficially owned by BMST; (iii) BlueMountain Long/Short Credit GP, LLC (“BMGP GP”) is the general partner of BMGP and has an indirect profits interest in the securities beneficially owned by BMGP; (iv) BlueMountain Montenvers GP S.à r.l. (“BMM GP”) is the general partner of BMM and has an indirect profits interest in the securities beneficially owned by BMM; and (v) BlueMountain Kicking Horse Fund GP, LLC (“BMKH GP” and, together with BMCA GP, BMST GP and BMGP GP, the “General Partners”) is the general partner of BMKH and has an indirect profits interest in the securities beneficially owned by BMKH. BlueMountain GP Holdings, LLC (“GP Holdings”) is the sole owner of each of the General Partners and thus has an indirect profits interest in the securities beneficially owned by the Partnerships. BMCM is the sole owner of BMM GP and thus has an indirect profits interest in the securities beneficially owned by BMM.

At all times a holder of Series C Warrants, Series D Warrants, Series E Warrants, Series F Warrants and/or Convertible Notes who is not a beneficial owner of 10% or more of the outstanding Common Stock, may only convert such Convertible Notes into Common Stock and/or exercise only up to that number of warrants so that, upon conversion/exercise (as applicable), the aggregate beneficial ownership of Common Stock of such holder and all persons affiliated with such holder, is not more than 9.99% of Common Stock then outstanding (other than in connection with a change of control of the Issuer).

CUSIP No. 78636X204	Page 4

1	NAMES OF REPORTING PERSONS BlueMountain GP Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER *see below (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER *see below (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON *see below (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (1)
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)

The percentage set forth in Row 13 of this Cover Page is based on 10,489,755 shares of Common Stock outstanding, which represents the sum of (i) the 6,612,332 shares of Common Stock outstanding as of August 12, 2020, as reported on Form 10-Q plus (ii) the 3,877,423 shares of Common Stock into which the Series C Warrants, Series D Warrants, Series E Warrants, Series F Warrants and Convertible Notes held by the BlueMountain Funds are convertible.

GP Holdings is the sole owner of each of the General Partners and thus has an indirect profits interest in the securities beneficially owned by the Partnerships.

CUSIP No. 78636X204	Page 5

BMCA is the direct owner of 165,736 shares of Common Stock, 1,585,686 Series C Warrants, 3,239,910 Series D Warrants, 17,310,715 Series E Warrants, 126,829 Series F Warrants and Convertible Notes in the principal amount of $8,854,000 which are convertible, at the option of the holder, into 1,539,826 shares of Common Stock; (ii) BMGP is the direct owner of 8,011 shares of Common Stock, 76,393 Series C Warrants, 156,099 Series D Warrants and 839,687 Series E Warrants; (iii) BMKH is the direct owner of 6,100 shares of Common Stock, 58,174 Series C Warrants, 118,862 Series D Warrants, 639,477 Series E Warrants, 4,658 Series F Warrants and Convertible Notes in the principal amount of $325,000 which are convertible, at the option of the holder, into 56,521 shares of Common Stock; and (iv) BMST is the direct owner of 15,880 shares of Common Stock, 151,711 Series C Warrants, 309,981 Series D Warrants, 1661,446 Series E Warrants, 12,136 Series F Warrants and Convertible Notes in the principal amount of $847,000 which are convertible, at the option of the holder, into 147,304 shares of Common Stock.

At all times a holder of Series C Warrants, Series D Warrants, Series E Warrants, Series F Warrants and/or Convertible Notes who is not a beneficial owner of 10% or more of the outstanding Common Stock, may only convert such Convertible Notes into Common Stock and/or exercise only up to that number of warrants so that, upon conversion/exercise (as applicable), the aggregate beneficial ownership of Common Stock of such holder and all persons affiliated with such holder, is not more than 9.99% of Common Stock then outstanding (other than in connection with a change of control of the Issuer).

CUSIP No. 78636X204	Page 6

1	NAMES OF REPORTING PERSONS Blue Mountain CA Master Fund GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER *see below (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER *see below (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON *see below (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (1)
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)

The percentage set forth in Row 13 of this Cover Page is based on 10,489,755 shares of Common Stock outstanding, which represents the sum of (i) the 6,612,332 shares of Common Stock outstanding as of August 12, 2020, as reported on Form 10-Q plus (ii) the 3,877,423 shares of Common Stock into which the Series C Warrants, Series D Warrants, Series E Warrants, Series F Warrants and Convertible Notes held by the BlueMountain Funds are convertible.

BMCA GP is the general partner of BMCA and has an indirect profits interest in the securities beneficially owned by BMCA. BMCA is the direct owner of 165,736 shares of Common Stock, 1,585,686 Series C Warrants, 3,239,910 Series D Warrants, 17,310,715 Series E Warrants, 126,829 Series F Warrants and Convertible Notes in the principal amount of $8,854,000 which are convertible, at the option of the holder, into 1,539,826 shares of Common Stock.

CUSIP No. 78636X204	Page 7

At all times a holder of Series C Warrants, Series D Warrants, Series E Warrants, Series F Warrants and/or Convertible Notes who is not a beneficial owner of 10% or more of the outstanding Common Stock, may only convert such Convertible Notes into Common Stock and/or exercise only up to that number of warrants so that, upon conversion/exercise (as applicable), the aggregate beneficial ownership of Common Stock of such holder and all persons affiliated with such holder, is not more than 9.99% of Common Stock then outstanding (other than in connection with a change of control of the Issuer).

CUSIP No. 78636X204	Page 8

1	NAMES OF REPORTING PERSONS Blue Mountain Credit Alternatives Master Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER *see below (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER *see below (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON *see below (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (1)
14	TYPE OF REPORTING PERSON (See instructions) PN

(1)

The percentage set forth in Row 13 of this Cover Page is based on 10,489,755 shares of Common Stock outstanding, which represents the sum of (i) the 6,612,332 shares of Common Stock outstanding as of August 12, 2020, as reported on Form 10-Q plus (ii) the 3,877,423 shares of Common Stock into which the Series C Warrants, Series D Warrants, Series E Warrants, Series F Warrants and Convertible Notes held by the BlueMountain Funds are convertible.

BMCA is the direct owner of 165,736 shares of Common Stock, 1,585,686 Series C Warrants, 3,239,910 Series D Warrants, 17,310,715 Series E Warrants, 126,829 Series F Warrants and Convertible Notes in the principal amount of $8,854,000 which are convertible, at the option of the holder, into 1,539,826 shares of Common Stock.

CUSIP No. 78636X204	Page 9

At all times a holder of Series C Warrants, Series D Warrants, Series E Warrants, Series F Warrants and/or Convertible Notes who is not a beneficial owner of 10% or more of the outstanding Common Stock, may only convert such Convertible Notes into Common Stock and/or exercise only up to that number of warrants so that, upon conversion/exercise (as applicable), the aggregate beneficial ownership of Common Stock of such holder and all persons affiliated with such holder, is not more than 9.99% of Common Stock then outstanding (other than in connection with a change of control of the Issuer).

CUSIP No. 78636X204	Page 10

1	NAMES OF REPORTING PERSONS BlueMountain Long/Short Credit GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 61,618 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 61,618 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,618 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6% (1)
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)

The percentage set forth in Row 13 of this Cover Page is based on 10,489,755 shares of Common Stock outstanding, which represents the sum of (i) the 6,612,332 shares of Common Stock outstanding as of August 12, 2020, as reported on Form 10-Q plus (ii) the 3,877,423 shares of Common Stock into which the Series C Warrants, Series D Warrants, Series E Warrants, Series F Warrants and Convertible Notes held by the BlueMountain Funds are convertible.

BMGP GP is the general partner of BMGP and has an indirect profits interest in the securities beneficially owned by BMGP. BMGP is the direct owner of 8,011 shares of Common Stock, 76,393 Series C Warrants, 156,099 Series D Warrants and 839,687 Series E Warrants.

CUSIP No. 78636X204	Page 11

At all times a holder of Series C Warrants, Series D Warrants and/or Series E Warrants who is not a beneficial owner of 10% or more of the outstanding Common Stock, may exercise only up to that number of warrants so that, upon exercise, the aggregate beneficial ownership of Common Stock of such holder and all persons affiliated with such holder, is not more than 9.99% of Common Stock then outstanding (other than in connection with a change of control of the Issuer).

CUSIP No. 78636X204	Page 12

1	NAMES OF REPORTING PERSONS BlueMountain Guadalupe Peak Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 61,618 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 61,618 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,618 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6% (1)
14	TYPE OF REPORTING PERSON (See instructions) PN

(1)

The percentage set forth in Row 13 of this Cover Page is based on 10,489,755 shares of Common Stock outstanding, which represents the sum of (i) the 6,612,332 shares of Common Stock outstanding as of August 12, 2020, as reported on Form 10-Q plus (ii) the 3,877,423 shares of Common Stock into which the Series C Warrants, Series D Warrants, Series E Warrants, Series F Warrants and Convertible Notes held by the BlueMountain Funds are convertible.

BMGP is the direct owner of 8,011 shares of Common Stock, 76,393 Series C Warrants, 156,099 Series D Warrants and 839,687 Series E Warrants.

CUSIP No. 78636X204	Page 13

At all times a holder of Series C Warrants, Series D Warrants and/or Series E Warrants who is not a beneficial owner of 10% or more of the outstanding Common Stock, may exercise only up to that number of warrants so that, upon exercise, the aggregate beneficial ownership of Common Stock of such holder and all persons affiliated with such holder, is not more than 9.99% of Common Stock then outstanding (other than in connection with a change of control of the Issuer).

CUSIP No. 78636X204	Page 14

1	NAMES OF REPORTING PERSONS BlueMountain Kicking Horse Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 108,103 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 108,103 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 108,103 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0% (1)
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)

The percentage set forth in Row 13 of this Cover Page is based on 10,489,755 shares of Common Stock outstanding, which represents the sum of (i) the 6,612,332 shares of Common Stock outstanding as of August 12, 2020, as reported on Form 10-Q plus (ii) the 3,877,423 shares of Common Stock into which the Series C Warrants, Series D Warrants, Series E Warrants, Series F Warrants and Convertible Notes held by the BlueMountain Funds are convertible.

BMKH GP is the general partner of BMKH and has an indirect profits interest in the securities beneficially owned by BMKH. BMKH is the direct owner of 6,100 shares of Common Stock, 58,174 Series C Warrants, 118,862 Series D Warrants, 639,477 Series E Warrants, 4,658 Series F Warrants and Convertible Notes in the principal amount of $325,000 which are convertible, at the option of the holder, into 56,521 shares of Common Stock.

CUSIP No. 78636X204	Page 15

At all times a holder of Series C Warrants, Series D Warrants, Series E Warrants, Series F Warrants and/or Convertible Notes who is not a beneficial owner of 10% or more of the outstanding Common Stock, may only convert such Convertible Notes into Common Stock and/or exercise only up to that number of warrants so that, upon conversion/exercise (as applicable), the aggregate beneficial ownership of Common Stock of such holder and all persons affiliated with such holder, is not more than 9.99% of Common Stock then outstanding (other than in connection with a change of control of the Issuer).

CUSIP No. 78636X204	Page 16

1	NAMES OF REPORTING PERSONS BlueMountain Kicking Horse Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 108,103 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 108,103 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 108,103 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0% (1)
14	TYPE OF REPORTING PERSON (See instructions) PN

(1)

The percentage set forth in Row 13 of this Cover Page is based on 10,489,755 shares of Common Stock outstanding, which represents the sum of (i) the 6,612,332 shares of Common Stock outstanding as of August 12, 2020, as reported on Form 10-Q plus (ii) the 3,877,423 shares of Common Stock into which the Series C Warrants, Series D Warrants, Series E Warrants, Series F Warrants and Convertible Notes held by the BlueMountain Funds are convertible.

BMKH is the direct owner of 6,100 shares of Common Stock, 58,174 Series C Warrants, 118,862 Series D Warrants, 639,477 Series E Warrants, 4,658 Series F Warrants and Convertible Notes in the principal amount of $325,000 which are convertible, at the option of the holder, into 56,521 shares of Common Stock.

CUSIP No. 78636X204	Page 17

At all times a holder of Series C Warrants, Series D Warrants, Series E Warrants, Series F Warrants and/or Convertible Notes who is not a beneficial owner of 10% or more of the outstanding Common Stock, may only convert such Convertible Notes into Common Stock and/or exercise only up to that number of warrants so that, upon conversion/exercise (as applicable), the aggregate beneficial ownership of Common Stock of such holder and all persons affiliated with such holder, is not more than 9.99% of Common Stock then outstanding (other than in connection with a change of control of the Issuer).

CUSIP No. 78636X204	Page 18

1	NAMES OF REPORTING PERSONS BlueMountain Timberline Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 72,062 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 72,062 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,062 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7% (1)
14	TYPE OF REPORTING PERSON (See instructions) CO

(1)

The percentage set forth in Row 13 of this Cover Page is based on 10,489,755 shares of Common Stock outstanding, which represents the sum of (i) the 6,612,332 shares of Common Stock outstanding as of August 12, 2020, as reported on Form 10-Q plus (ii) the 3,877,423 shares of Common Stock into which the Series C Warrants, Series D Warrants, Series E Warrants, Series F Warrants and Convertible Notes held by the BlueMountain Funds are convertible.

BMT is the direct owner of 7,742 shares of Common Stock, 91,815 Series C Warrants, 187,597 Series D Warrants and 1,007,027 Series E Warrants.

CUSIP No. 78636X204	Page 19

At all times a holder of Series C Warrants, Series D Warrants and/or Series E Warrants who is not a beneficial owner of 10% or more of the outstanding Common Stock, may exercise only up to that number of warrants so that, upon exercise, the aggregate beneficial ownership of Common Stock of such holder and all persons affiliated with such holder, is not more than 9.99% of Common Stock then outstanding (other than in connection with a change of control of the Issuer).

CUSIP No. 78636X204	Page 20

1	NAMES OF REPORTING PERSONS BlueMountain Summit Opportunities GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 281,476 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 281,476 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 281,476 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7% (1)
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)

The percentage set forth in Row 13 of this Cover Page is based on 10,489,755 shares of Common Stock outstanding, which represents the sum of (i) the 6,612,332 shares of Common Stock outstanding as of August 12, 2020, as reported on Form 10-Q plus (ii) the 3,877,423 shares of Common Stock into which the Series C Warrants, Series D Warrants, Series E Warrants, Series F Warrants and Convertible Notes held by the BlueMountain Funds are convertible.

BMST GP is the general partner of BMST and has an indirect profits interest in the securities beneficially owned by BMST. BMST is the direct owner of 15,880 shares of Common Stock, 151,711 Series C Warrants, 309,981 Series D Warrants, 1,661,446 Series E Warrants, 12,136 Series F Warrants and Convertible Notes in the principal amount of $847,000 which are convertible, at the option of the holder, into 147,304 shares of Common Stock.

CUSIP No. 78636X204	Page 21

At all times a holder of Series C Warrants, Series D Warrants, Series E Warrants, Series F Warrants and/or Convertible Notes who is not a beneficial owner of 10% or more of the outstanding Common Stock, may only convert such Convertible Notes into Common Stock and/or exercise only up to that number of warrants so that, upon conversion/exercise (as applicable), the aggregate beneficial ownership of Common Stock of such holder and all persons affiliated with such holder, is not more than 9.99% of Common Stock then outstanding (other than in connection with a change of control of the Issuer).

CUSIP No. 78636X204	Page 22

1	NAMES OF REPORTING PERSONS BlueMountain Summit Trading L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 281,476 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 281,476 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 281,476 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7% (1)
14	TYPE OF REPORTING PERSON (See instructions) PN

(1)

The percentage set forth in Row 13 of this Cover Page is based on 10,489,755 shares of Common Stock outstanding, which represents the sum of (i) the 6,612,332 shares of Common Stock outstanding as of August 12, 2020, as reported on Form 10-Q plus (ii) the 3,877,423 shares of Common Stock into which the Series C Warrants, Series D Warrants, Series E Warrants, Series F Warrants and Convertible Notes held by the BlueMountain Funds are convertible.

BMST is the direct owner of 15,880 shares of Common Stock, 151,711 Series C Warrants, 309,981 Series D Warrants, 1,661,448 Series E Warrants, 12,136 Series F Warrants and Convertible Notes in the principal amount of $847,000 which are convertible, at the option of the holder, into 147,304 shares of Common Stock.

CUSIP No. 78636X204	Page 23

At all times a holder of Series C Warrants, Series D Warrants, Series E Warrants, Series F Warrants and/or Convertible Notes who is not a beneficial owner of 10% or more of the outstanding Common Stock, may only convert such Convertible Notes into Common Stock and/or exercise only up to that number of warrants so that, upon conversion/exercise (as applicable), the aggregate beneficial ownership of Common Stock of such holder and all persons affiliated with such holder, is not more than 9.99% of Common Stock then outstanding (other than in connection with a change of control of the Issuer).

CUSIP No. 78636X204	Page 24

1	NAMES OF REPORTING PERSONS BlueMountain Montenvers GP S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 655,391 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 655,391 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 655,391 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2% (1)
14	TYPE OF REPORTING PERSON (See instructions) CO

(1)

The percentage set forth in Row 13 of this Cover Page is based on 10,489,755 shares of Common Stock outstanding, which represents the sum of (i) the 6,612,332 shares of Common Stock outstanding as of August 12, 2020, as reported on Form 10-Q plus (ii) the 3,877,423 shares of Common Stock into which the Series C Warrants, Series D Warrants, Series E Warrants, Series F Warrants and Convertible Notes held by the BlueMountain Funds are convertible.

BMM GP is the general partner of BMM and has an indirect profits interest in the securities beneficially owned by BMM. BMM is the direct owner of 36,963 shares of Common Stock, 353,634 Series C Warrants, 722,542 Series D Warrants, 3,860,770 Series E Warrants, 28,278 Series F Warrants and Convertible Notes in the principal amount of $1,974,000 which are convertible, at the option of the holder, into 343,304 shares of Common Stock.

CUSIP No. 78636X204	Page 25

At all times a holder of Series C Warrants, Series D Warrants, Series E Warrants, Series F Warrants and/or Convertible Notes who is not a beneficial owner of 10% or more of the outstanding Common Stock, may only convert such Convertible Notes into Common Stock and/or exercise only up to that number of warrants so that, upon conversion/exercise (as applicable), the aggregate beneficial ownership of Common Stock of such holder and all persons affiliated with such holder, is not more than 9.99% of Common Stock then outstanding (other than in connection with a change of control of the Issuer).

CUSIP No. 78636X204	Page 26

1	NAMES OF REPORTING PERSONS BlueMountain Montenvers Master Fund SCA SICAV-SIF
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 655,391 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 655,391 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 655,391 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2% (1)
14	TYPE OF REPORTING PERSON (See instructions) PN

(1)

The percentage set forth in Row 13 of this Cover Page is based on 10,489,755 shares of Common Stock outstanding, which represents the sum of (i) the 6,612,332 shares of Common Stock outstanding as of August 12, 2020, as reported on Form 10-Q plus (ii) the 3,877,423 shares of Common Stock into which the Series C Warrants, Series D Warrants, Series E Warrants, Series F Warrants and Convertible Notes held by the BlueMountain Funds are convertible.

BMM is the direct owner of 36,963 shares of Common Stock, 353,634 Series C Warrants, 722,542 Series D Warrants, 3,860,770 Series E Warrants, 28,278 Series F Warrants and Convertible Notes in the principal amount of $1,974,000 which are convertible, at the option of the holder, into 343,304 shares of Common Stock.

CUSIP No. 78636X204	Page 27

At all times a holder of Series C Warrants, Series D Warrants, Series E Warrants, Series F Warrants and/or Convertible Notes who is not a beneficial owner of 10% or more of the outstanding Common Stock, may only convert such Convertible Notes into Common Stock and/or exercise only up to that number of warrants so that, upon conversion/exercise (as applicable), the aggregate beneficial ownership of Common Stock of such holder and all persons affiliated with such holder, is not more than 9.99% of Common Stock then outstanding (other than in connection with a change of control of the Issuer).

CUSIP No. 78636X204	Page 28

Item 1. Security of the Issuer.

This Amendment No. 8 amends the Schedule 13D filed with the Securities Exchange Commission (the “SEC”) on August 8, 2016 (as amended, the “Schedule 13D”), relating to the shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of SAExploration Holdings, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at 1160 Dairy Ashford Rd., Suite 160, Houston, Texas 77079. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged.

Item 5. Interest in Securities of the Issuer.

Paragraphs (a), (b) and (c) of the Schedule 13D are hereby deleted and replaced with the following:

(a-b) All percentages set forth in this Schedule 13D are based on 10,489,755 outstanding shares of Common Stock, which represents the sum of (i) the 6,612,332 shares of Common Stock outstanding as of August 12, 2020, as reported on the Issuer’s Form 10-Q filed with the SEC on August 14, 2020 (“Form 10-Q”) plus (ii) the 3,877,423 shares of Common Stock into which the Series C Warrants, Series D Warrants, Series E Warrants, Series F Warrants and Convertible Notes held by the BlueMountain Funds are convertible. The information set forth in Rows 7-13 of each Cover Page of this Schedule 13D is hereby incorporated herein by reference.

Each General Partner, BMM GP, GP Holdings and BMCM, each expressly declare that this filing shall not be construed as an admission that each is, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this filing.

None of the Reporting Persons beneficially own any other shares of Common Stock of the Issuer.

(c) During the last 60 days, no transactions in the Common Stock were effected by any of the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to include the following:

On August 27, 2020, the Issuer and certain creditors, including BMCA, BMKH, BMST and BMM (collectively, the “Supporting Parties”), entered into a restructuring support agreement (the “Restructuring Support Agreement”) pursuant to which the Supporting Parties agreed to vote in favor of the Chapter 11 plan of reorganization (the “Plan”) of the Issuer and certain of its wholly-owned direct and indirect subsidiaries (collectively, together with the Issuer, the “Debtors”) in connection with voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) filed in the United States Bankruptcy Court for Southern District of Texas, Houston Division (the “Court”) on August 27, 2020.

The Restructuring Support Agreement contemplates the restructuring (the “Restructuring”) of the Debtors pursuant to the Plan, the terms of which have been agreed upon by the Issuer and Supporting Parties. The Restructuring Support Agreement contemplates that the Debtors will enter into certain restructuring transactions in accordance with the Plan, including, among other things, (i) the entry into a first lien exit term loan facility (the “First Lien Exit Facility”) in an aggregate principal amount of $15 million, on the terms set forth in the term sheet attached to the Restructuring Support Agreement, (ii) the conversion of the credit facility established by that certain Third Amended and Restated Credit and Security Agreement, dated as of September 26, 2018 (such agreement, the “ABL Credit Agreement” and such facility, the “ABL Credit Facility”) into a new second lien exit facility (“Second Lien Exit Facility”) in an aggregate principal amount of $20.5 million with the existing lenders under the ABL Credit Facility, and (iii) a rights offering (the “Rights Offering”) pursuant to which all eligible holders of (A) loans under the ABL Credit Agreement, (B) loans under that certain Term Loan and Security Agreement, dated as of June 29, 2016, by and among the Issuer and the other parties thereto, and (C) those certain 6.00% Senior Secured Convertible Notes due 2023 (the “Convertible Notes”), will be offered the opportunity to purchase (the “Subscription Rights”) loans to be advanced under the First Lien Exit Facility (the “First Lien Term Loans”) and new shares of common stock (the “New Common Shares”) in the reorganized Issuer for an aggregate purchase price of $15 million, with the Rights Offering being backstopped by the Supporting Parties (collectively, the “Backstop Parties”) pursuant to the Backstop Agreement (as defined below). The New Common Shares to be issued pursuant to the Rights Offering (the “New First Lien Exit Facility Equity”) will constitute 95% of the New Common Shares as of the date upon which all conditions to the effectiveness of the Plan have been satisfied or waived in accordance with the terms thereof and the Plan becomes effective (the “Effective Date”), subject to dilution only by the Management Incentive Plan (as defined below).

CUSIP No. 78636X204	Page 29

The Restructuring Support Agreement provides for certain milestones requiring, among other things, that the Debtors commence the solicitation of votes to accept or reject the Plan on or before September 16, 2020 and the order of the Court confirming the Plan in the Chapter 11 Cases pursuant to section 1129 of the Bankruptcy Code Order be entered by the Court on or before November 5, 2020.

The Restructuring Support Agreement contains certain covenants on the part of each of the Debtors and the Supporting Parties, including, subject to the terms of the Restructuring Support Agreement, limitations on the parties’ ability to pursue transactions other than the Restructuring, commitments by the Supporting Parties to vote in favor of the Plan, and commitments of the Debtors and the Supporting Parties to negotiate in good faith to finalize the documents and agreements governing the Restructuring. The Restructuring Support Agreement also provides for certain conditions to the obligations of the parties and for termination upon the occurrence of certain events, including without limitation, the failure to achieve certain milestones and certain breaches by the parties under the Restructuring Support Agreement.

The foregoing description of the Restructuring Support Agreement is a summary only and is qualified in its entirety by the terms and conditions of the Restructuring Support Agreement, which is filed as Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on August 28, 2020 (“Form 8-K”) and is incorporated herein by reference.

On August 27, 2020, the Issuer and the Backstop Parties, including BMCA, BMKH, BMST and BMM, entered into a backstop commitment agreement (the “Backstop Agreement”) pursuant to which the Backstop Parties agreed to backstop $15 million of the Rights Offering. The Backstop Agreement is subject to Court approval.

Subject to the terms and conditions contained in the Backstop Agreement, each Backstop Party has agreed, severally and not jointly, to (i) fully subscribe for all of its Subscription Rights that are issued to it pursuant to the Rights Offering and the Plan and (ii) purchase (A) First Lien Term Loans in an aggregate principal amount equal to such Backstop Party’s Backstop Percentage (as set forth in the Backstop Agreement) of the aggregate principal amount of First Lien Term Loans, if any, that have not been subscribed for and purchased in the Rights Offering and (B) a number of New Common Shares equal to its Backstop Percentage of the aggregate number of New Common Shares, if any, that have not been subscribed for and purchased in the Rights Offering at the purchase price set forth in the Backstop Agreement.

As consideration for the Backstop Parties’ backstop commitment, a backstop commitment premium equal to (a) a number of New Common Shares equal to 2.5% of the outstanding New Common Shares to be issued by the reorganized Issuer (“First Lien Exit Facility Put Option Premium”), subject to dilution only by the post-Effective Date management incentive plan (the “Management Incentive Plan”), pursuant to which New Common Shares in the aggregate amount of 9% of the New Common Shares (on a fully diluted basis as of the Effective Date) shall be reserved and allocated as part of the compensation provided to the reorganized Issuer’s management, or (b) cash in the aggregate amount of $850,000, if the Backstop Agreement is terminated in certain circumstances.

The obligation of the Backstop Parties to backstop the Rights Offering, and the other transactions contemplated by the Backstop Agreement, is conditioned upon the satisfaction (or waiver) of all conditions to the effectiveness of the Plan, and other conditions precedent set forth in the Backstop Agreement, including Bankruptcy Court approval of the Backstop Agreement. The Backstop Agreement may be terminated upon the occurrence of certain events, including material, uncured breaches under the Backstop Agreement.

The foregoing description of the Backstop Agreement is a summary only and is qualified in its entirety by the terms and conditions of the Backstop Agreement, which is filed as Exhibit 10.2 to Form 8-K and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 of the 13D is hereby amended to include the following:

28. Restructuring Support Agreement dated as of August 27, 2020 by and among the parties identified therein (incorporated herein by reference to Exhibit 10.1 to Form 8-K).

29. Backstop Amendment dated as of August 27, 2020 by and among the parties identified therein (incorporated herein by reference to Exhibit 10.2 to Form 8-K).

CUSIP No. 78636X204	Page 30

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Date: August 31, 2020

BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC

By:	/s/ ERIC M. ALBERT
Name: Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name: Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN LONG/SHORT CREDIT GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name: Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN GUADALUPE PEAK FUND L.P.
BY: BLUEMOUNTAIN LONG/SHORT CREDIT GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name: Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN KICKING HORSE FUND GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name: Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN KICKING HORSE FUND L.P.
BY: BLUEMOUNTAIN KICKING HORSE FUND GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name: Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN TIMBERLINE LTD.

By:	/s/ ANDREW FELDSTEIN
Name: Andrew Feldstein, Director

CUSIP No. 78636X204	Page 31

BLUEMOUNTAIN SUMMIT OPPORTUNITIES GP II, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name: Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN SUMMIT TRADING L.P.
BY: BLUEMOUNTAIN SUMMIT OPPORTUNITIES GP II, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name: Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN MONTENVERS GP S.à r.l.

By:	/s/ DAWN JASIAK
Name: Dawn Jasiak, Manager

BLUEMOUNTAIN MONTENVERS MASTER FUND SCA SICAV-SIF
BY: BLUEMOUNTAIN MONTENVERS GP S.à r.l.

By:	/s/ DAWN JASIAK
Name: Dawn Jasiak, Manager

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)